June 20, 2006

Ms. Sasha Parikh
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-7010

Re:	Bioanalytical Systems, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 18, 2006 File No. 0-23357

Dear Ms. Parikh:

        In response to your voice mail comments on June 6, 2006, we herewith supply the attached additional information. Your initial comment was as follows:

Please provide us, in disclosure type format, your basis for determining that the regulated facility/FDA compliant laboratory sites acquired from LC Resources, Inc. and PharmaKinetics Laboratories, Inc. are indefinite lived assets not subject to amortization.

        In your phone conversation, you asked us to comment on how we came to the conclusion that the amounts of amortization that would have been recorded was immaterial, had the above intangibles been treated in earlier periods as we treated them in the Bioanalytical Systems, Inc. (“BASi”) Quarterly Report on Form 10Q for the quarter ended March 31, 2006 (the “Form 10-Q”). In the discussion below, we will summarize our thinking, particularly as it relates to the guidance given in Staff Accounting Bulletin 99 (“SAB 99”).

        The Staff quotes the Supreme Court in SAB 99 that a fact is material if there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” It is our belief that $12,000 of quarterly pre-tax amortization of replacement costs of an FDA compliant facility would not be so viewed by the reasonable investor, for the reasons stated below.

        When compared to the Contract Research Organizations (“CRO’s”) that are publicly traded, BASi is valued, on a comparative basis, much lower than the sector. Other CRO’s are capitalized at over one time to nearly four times sales, whereas BASi is capitalized at 70% of sales. As a ratio of market value to tangible book value, the CRO sector ranges from over three to over seven times book value, whereas BASi currently trades at less than twice its tangible book value. Only on price/earnings ratios do we beat market valuations for CRO’s. In that regard, we do not believe the market is valuing our company on our historical earnings, as we have had losses in the year-to-date and fiscal years 2004 and 2005, and such meager earnings in fiscal 2003 as to be considered break-even. Our failure to achieve consistent financial results has already been factored into our perception in the market; we do not believe that the $12,000 quarterly pre-tax amortization is material to that perception.

        In the quarter ended March 31, 2006, we recorded $132,000 pre-tax of amortization expense related to periods prior to that quarter. While that amount is over 10% of our pre-tax income for that quarter, our year-to-date results through March 31, 2006 was a loss, and would have been a loss without the amortization. We fully disclosed this amortization in both the Form 10-Q and our quarterly earnings release. Our stock price before and after our earnings release remained in the same trading range. While we cannot predict with accuracy our final results for the current fiscal year in judging materiality on interim statements in accordance with Accounting Principles Board Opinion 28, we anticipate both revenues and expenses will exceed $40 million in the current year. Regardless of our final net income or loss, a variation of $120,000 of pre-tax expenses in the current year as a result of recording amortization relating to earlier periods would not, in our opinion, be material to the “reasonable investor.”

        In SAB 99, the Staff repeatedly makes the point, including cites from the Supreme Court and the FASB, that magnitude alone does not determine the materiality of an item. While that argument is used to negate a formulaic approach that would rule a small percentage misstatement immaterial, we believe the same logic must be applied when a financial misstatement item is greater than the usual formulaic amounts.

        Other than net earnings, much of our financial results are unchanged by the treatment of this intangible. Our EBITDA and cash flow are unchanged by whether or not the intangible is amortized. Likewise, our tangible net worth, current ratio and other key financial ratios are minimally impacted, if at all. Our bank loan covenants totally eliminate the existence and treatment of intangibles in determining our compliance. We believe these facts are additional support that this misstatement is immaterial.

        Other criteria set forth included in SAB 99 for determining the materiality of a misstatement are:

•	Whether the misstatement masks a change in earnings or other trends

Omission of the amortization did not mask a change in earnings or other trends. The impact of not recording the accrual in prior periods would not significantly change the actual results in relation to historical trends we have realized. The Company does not issue earnings expectations. Thus, the unfavorable earnings impact to the second quarter of fiscal 2006 of $(0.02) per diluted share as a result of correcting the previous error is not likely to mislead or mask a change in BASi’s earnings trends. Similarly, the impact on earnings per share of $0.00, $0.01 and $0.01 in 2003, 2004 and 2005, respectively, from failing to record amortization, would not have changed trends in the previously reported full year earnings per share of $0.02, $(0.04) and $(0.02), respectively.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

As discussed above, the Company does not issue earnings guidance. Additionally, the Company has no analyst coverage.

•	Whether the misstatement changes a loss to an income or visa versa

The amount of amortization related to each prior fiscal year would not change a loss to an income or visa versa.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements or loan covenants and other contractual requirements

The misstatement does not affect our compliance with any regulatory requirement, loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management's compensation

The impact of the misstatement had no impact on management’s compensation as all bonuses are discretionary, and no management bonuses were paid in the periods that would have been impacted.

•	Whether the misstatement involves concealment of an unlawful transaction

The misstatement does not involve the concealment of an unlawful transaction and management would have no motivation to conceal the misstatement.

•	Whether management has intentionally misstated items in the financial statements to "manage" earnings

This was not the result of an intentional misstatement. This was an error based on misapplication of FAS 142.

        The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

        We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (765) 497-5829 or, if you prefer, my fax number is (765) 497-8483.

Very truly yours, BIOANALYTICAL SYSTEMS, INC. /s/ Michael R. Cox Michael R. Cox Vice President-Finance